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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                  Commission File Number O-27202

                           NOTIFICATION OF LATE FILING

     [ ] (Check one): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
     [ ] Form N-SAR

     For Period Ended: December 31, 2003

     [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-K     [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended:______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________________________

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                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant Advanced Lighting Technologies, Inc.
                        ------------------------------------

Former name if applicable_______________________________________


Address of principal executive office (Street and number)
32000 Aurora Road
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City, state and zip code Solon, Ohio 44139
                         -----------------



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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and,

     (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has only recently emerged from proceedings under Chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") and is in the process of completing its "fresh start" reporting in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code." Because of the additional work required in order to finalize the implementation of fresh start reporting, the Registrant is unable to complete and timely file the Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2003, without unreasonable effort and expense.

     The Company does not believe it will be able to complete the Form 10-Q on or prior to February 23, 2004.



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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information
         Christopher F. Zerull (440) 836-7108
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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
                                                [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant is in the process of completing its "fresh start" reporting in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Because of the additional work required in order to finalize the implementation of fresh start reporting, a reasonable estimate of its results cannot be made without unreasonable effort and expense.



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                      Advanced Lighting Technologies, Inc.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 18, 2004                By: /s/ Christopher F. Zerull
                                            -------------------------
                                            Christopher F. Zerull
                                            Vice President and
                                            Chief Accounting Officer